UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Lifetime Brands, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

53222Q103

(CUSIP Number)

Mill Road Capital II, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 14, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53222Q103	13D	Page 2 of 8 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,568,203
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 1,568,203
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,568,203
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 53222Q103	13D	Page 3 of 8 Pages

1.	Names of Reporting Persons. Mill Road Capital II GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,568,203
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,568,203
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,568,203
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 53222Q103	13D	Page 4 of 8 Pages

1.	Names of Reporting Persons. Mill Road Capital II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,568,203
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,568,203
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,568,203
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 53222Q103	Page 5 of 8 Pages

This Amendment No. 8 to the joint statement on Schedule 13D with respect to the common stock, $0.01 par value (the “Common Stock”), of Lifetime Brands, Inc., a Delaware corporation (the “Issuer”), filed by the Reporting Persons (as defined below) on December 16, 2013, as amended by Amendment No. 1 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on October 3, 2014, as amended by Amendment No. 2 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on March 23, 2015, as amended by Amendment No. 3 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on June 2, 2015, as amended by Amendment No. 4 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on September 16, 2015, as amended by Amendment No. 5 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on March 14, 2017, as amended by Amendment No. 6 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on March 14, 2017, and as amended by Amendment No. 7 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on March 12, 2018 (such joint statement, as so amended and as amended herein, the “Schedule 13D”), amends the Schedule 13D as follows:

1. The first paragraph of paragraph (a) of Item 2 of the Schedule 13D shall hereby be amended and restated in full as follows:

This joint statement on Schedule 13D is being filed by Thomas E. Lynch, Justin C. Jacobs, Eric Yanagi, Mill Road Capital II GP LLC, a Delaware limited liability company (the “GP”), and Mill Road Capital II, L.P., a Delaware limited partnership (the “Fund”). Each of the foregoing is referred to in this Schedule 13D as a “Reporting Person” and, collectively, as the “Reporting Persons.” Messrs. Lynch, Jacobs and Yanagi, are the management committee directors of the GP and, in this capacity, are referred to in this Schedule 13D as the “Managers.” The GP is the sole general partner of the Fund. Mr. Lynch has shared authority to vote and dispose of the shares of Common Stock reported in this Schedule 13D.

2. Paragraph (b) of Item 2 of the Schedule 13D shall hereby be amended and restated in full as follows:

The business address of each of the Managers (other than Mr. Yanagi), and the address of the principal business and the principal office of the GP and the Fund, is 382 Greenwich Avenue, Suite One, Greenwich, CT 06830. The business address of Mr. Yanagi is 400 Oyster Point Blvd, Suite 526, South San Francisco, CA 94080.

3. Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

Item 5. Interest in Securities of the Issuer

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 21,768,740 shares of the Common Stock issued and outstanding as of July 31, 2020 as reported in the most recent quarterly report of the Issuer on Form 10-Q for its fiscal quarter ended June 30, 2020. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of October 16, 2020, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).

CUSIP No. 53222Q103	Page 6 of 8 Pages

The Fund directly holds, and thus has sole voting and dispositive power over, 1,568,203 shares of Common Stock. The GP, as sole general partner of the Fund, also has sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares of Common Stock on behalf of the Fund, and Mr. Lynch has shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the GP. Accordingly, each of the Reporting Persons beneficially owns 1,568,203 shares of Common Stock, or approximately 7.2% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 1,568,203 shares of Common Stock, or approximately 7.2% of the outstanding shares of Common Stock. Mr. Jacobs and Mr. Yanagi do not have beneficial ownership of any shares of Common Stock.

(c) Except as otherwise described in this Schedule 13D, no Reporting Person, other than the Fund as set forth in the table below, effected any transaction in shares of the Common Stock during the period (the “Reporting Period”) from August 17, 2020 (the date 60 days prior to the filing of this Schedule 13D) to October 16, 2020:

Date of Sale	Shares Sold (#)	Sale Price per Share ($)
8/25/2020	60,000	$9.5910

The above listed transaction was conducted in the ordinary course of business on the open market for cash. The sale price does not reflect brokerage commissions paid.

In addition, during the Reporting Period, the Fund sold the standard American-style, exchange-traded call options described in Item 6, which is incorporated by reference into this Item 5(c).

4. Item 6 of the Schedule 13D shall hereby be amended and restated in full as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The table below lists the standard American-style, exchange-traded call options (“Call Options”) sold by the Fund during the Reporting Period, all of which are outstanding as of October 16, 2020. Each of the below listed transactions was conducted in the ordinary course of business on the open market for cash, and the sale prices do not reflect brokerage commissions paid.

CUSIP No. 53222Q103	Page 7 of 8 Pages

Date of Sale	Value per Underlying Share at which Call Options were Sold ($)	Shares Underlying Call Options (100s)	Call Options’ Strike Price per Share ($)	Call Options’ Expiration Date
9/23/2020	$0.5782	71	$15.00	5/21/2021
9/30/2020	$0.5500	15	$15.00	5/21/2021
10/5/2020	$0.6000	134	$15.00	5/21/2021
10/6/2020	$0.6000	600	$15.00	5/21/2021
10/7/2020	$0.6000	400	$15.00	5/21/2021
10/8/2020	$0.6000	100	$15.00	5/21/2021
10/13/2020	$0.6000	600	$15.00	5/21/2021
10/14/2020	$0.6000	880	$15.00	5/21/2021

Each of these Call Options gives the option’s counterparty the right (but not the obligation) to purchase from the Fund, on or before the option’s expiration date, the number of shares of the Common Stock underlying the option, at a purchase price per share equal to the option’s strike price per share. If a Call Option is exercised on or before its expiration date, the Fund must deliver the shares of Common Stock underlying the option in exchange for the option’s aggregate exercise price.

Except as otherwise described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

5. Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

CUSIP No. 53222Q103	Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: October 16, 2020 MILL ROAD CAPITAL II, L.P.

By:	Mill Road Capital II GP LLC,
its General Partner

By:	/s/ Justin C. Jacobs
Justin C. Jacobs
Management Committee Director

MILL ROAD CAPITAL II GP LLC

By:	/s/ Justin C. Jacobs
Justin C. Jacobs
Management Committee Director

THOMAS E. LYNCH

By:	/s/ Justin C. Jacobs
Justin C. Jacobs, attorney-in-fact